EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B Convertible Preferred Stock in 2017 and on our Series A Convertible Preferred Stock prior to 2017.

	Year Ended December 31,
(in millions)	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense(1)	$252	$340	$355	$381	$406
Capitalized interest(1)	—	—	—	4	4
Portion of rental expense which represents interest factor(1)	54	178	228	273	251
Total Fixed Charges	$306	$518	$583	$658	$661

Earnings Available for Fixed Charges:
Pre-tax income	$570	$568	$924	$1,090	$910
Distributed equity income of affiliated companies	97	52	56	69	78
Add: Fixed charges	306	518	583	658	661
Less: Capitalized interest	—	—	—	(4)	(4)
Less: Net income attributable to noncontrolling interests	(12)	(11)	(18)	(23)	(20)
Total Earnings Available for Fixed Charges	$961	$1,127	$1,545	$1,790	$1,625

Ratio of Earnings to Fixed Charges	3.14	2.18	2.65	2.72	2.46

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Fixed Charges:
Interest expense(1)	$252	$340	$355	$381	$406
Capitalized interest(1)	—	—	—	4	4
Portion of rental expense which represents interest factor(1)	54	178	228	273	251
Total Fixed charges before preferred stock dividends pre-tax income requirements	306	518	583	658	661
Preferred stock dividends pre-tax income requirements	23	39	39	39	39
Total Combined Fixed Charges and Preferred Stock Dividends	$329	$557	$622	$697	$700
Earnings Available for Fixed Charges:
Pre-tax income	$570	$568	$924	$1,090	$910
Distributed equity income of affiliated companies	97	52	56	69	78
Add: Fixed charges before preferred stock dividends	306	518	583	658	661
Less: Capitalized interest	—	—	—	(4)	(4)
Less: Net income attributable to noncontrolling interests	(12)	(11)	(18)	(23)	(20)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$961	$1,127	$1,545	$1,790	$1,625

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.92	2.02	2.48	2.57	2.32
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(1)
Years prior to 2017 include amounts related to our discontinued operations. Refer to Note 5 - Divestitures in our Consolidated Financial Statements, which is incorporated by reference, for additional information regarding our discontinued operations.